Dominari Securities LLC

725 Fifth Avenue, 23rd Floor

New York, NY 10022

February 13, 2024

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Attention: Thomas Jones, Esq.

Re:	Unusual Machines, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-270519

Dear Mr. Jones:

As representatives of the several underwriters of the Company’s proposed public offering we hereby withdraw the acceleration request dated February 8, 2024 that requested acceleration of effectiveness of the above-referenced registration statement for Tuesday, February 13, 2024 at 5:30pm.

If you have any questions regarding this request, please contact Ross Carmel, our legal counsel at (516) 852-7705.

Sincerely,

/s/ Matthew B. McCullough
Matthew B. McCullough

cc:

Ross Carmel, Esq.

Brian Margolis. Esq.